September 3, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Beverly Singleton or Andrew Blume

Re:	Turning Point Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Filed May 2, 2024
File No. 001-37763

Dear Ms. Singleton and Mr. Blume:

On behalf of Turning Point Brands, Inc. (“Turning Point” or the “Company”), I am responding to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission by letter dated August 14, 2024, with respect to Turning Point’s Form 10-K and Form 8-K listed above (the “Comments”).  The number of paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience have been incorporated into this response letter.  The Company respectfully acknowledges the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations EBITDA and Adjusted EBITDA, page 48

1. We have reviewed your response to prior comment 1 and have the following comments:

•
We note that you describe the premarket review process (“PMTA”) as a “onetime resource-intensive process” that “has taken multiple years to complete rather than the typical one-time submission.” Please tell us, to the extent possible, when you expect such process to be complete and the related costs to cease.  Also clarify if you expect the annual costs going forward, in relation to historical amounts, to be the same, lower, or higher until the process concludes.

•
We note you did not specifically address the second bullet point of our prior comment and have reissued it in its entirety as follows: “Your response indicates ‘the indenture governing the Company’s senior secured notes permit it to add back PMTA costs in determining Adjusted EBITDA and is used thereunder for various calculations required to be performed to determine what the Company is or was, permitted to do under the indenture.’ Confirm whether or not the Adjusted EBITDA measure presented in your filing represents a covenant of your senior notes and, if so, whether the presented measure is calculated exactly as set forth in the indenture.  See Question 102.09 of the Non-GAAP C&DI’s.”

Turning Point Brands, Inc.

Response

The Company acknowledges the Staff’s comment.  As previously indicated, the Company is in the process of finalizing what it expects are its final two premarket tobacco product applications (“PMTA”), having already submitted applications for over 250 items.  The Company plans to complete the applications for these two products and incur all related expenditures by December 31, 2024, although it is possible that expenditures related to one of the two products could be delayed until 2025 in light of the status of the application.  The costs to complete the application process for the remaining two products is expected to be less than $3 million in the aggregate.  As a result, even if the application process for the final product is not completed until 2025, the Company still expects annual PMTA expenditures to decrease in 2025 and currently does not believe it will have similar expenditures thereafter.

The Company notes that because of the nature of the U.S. Food and Drug Administration’s (“FDA”) PMTA process, additional expenditures may be needed in response to potential deficiency requests that may arise during the review process or if the FDA shifts the evidentiary burden for emerging product categories, as it has done in the past.  While this is a possibility, the Company would emphasize that it has not been asked by the FDA to supplement previous applications to correct deficiencies, and the Company is not aware of the FDA considering a shift in the evidentiary burden for the review process.

In response to the Staff’s second comment, the Company acknowledges the Adjusted EBITDA presented in its filings is not calculated exactly as set forth in the indenture, although PMTA costs are an allowed addback to the calculation of Adjusted EBITDA in the indenture.  In response to the Staff’s question, the Company will cease including references to the indenture in its Non-GAAP disclosures in future filings.

For any questions regarding the Company’s responses, please don’t hesitate to contact Andrew Flynn at (502)-774-4421 or Brett D. Nadritch of Milbank LLP at (212)-530-5301.

Sincerely,

/s/ Andrew Flynn

Andrew Flynn
Senior Vice President and CFO

CC:        Brittani N. Cushman, General Counsel and Corporate Secretary
Brian Wigginton, Chief Accounting Officer
Brett D. Nadritch, Milbank LLP